UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 30, 2003.

Commission File Number

DSG International Limited

(Translation of registrant’s name into English)

17/Floor Watson Centre, 16-22 Kung Yip Street, Kwai Chung, NT, Hong Kong

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☐

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

/s/ Edmund J. Schwartz
(Registrant)

Date December 5, 2003

DSG INTERNATIONAL LIMITED REPORTS THIRD QUARTER AND YEAR-TO-DATE FINANCIAL RESULTS

DULUTH, Ga., December 5, 2003-DSG International Limited (NASDAQ: DSGIF) today announced financial results for the third quarter period ended September 30, 2003.

Net sales in the third quarter ended September 30, 2003 declined by 7.4% to $53.4 million, compared to $57.7 million last year. Loss from continuing operations in the third quarter of 2003 was $1.9 million compared to income of $106,000 in the same quarter last year. Income from discontinued operations was $781,000 in the third quarter of 2002. Net loss in the third quarter of 2003 was $1.9 million compared to net income of $887,000 in the same quarter last year.

In comparing the third quarter 2003 to the same period last year, the majority of the sales decline was in the Company’s North American business. Gross profit margin in the third quarter of 2003 was 23.8% compared to 25.3% for the same period last year. The decline is attributed to the combination of lower sales volumes and an unfavorable sales mix to lower margin products primarily in North America. Selling, general and administrative expense as a percentage of net sales increased to 25.6% compared to 23.6% in the same quarter last year. This increase is mainly attributable to additional charges to stock-based compensation expense of $1.4 million. Excluding these additional charges to stock-based compensation expense selling, general and administrative expense in the third quarter of 2003 was $12.3 million or 23.0% of net sales which was 0.6% lower than the same period last year.

The loss from continuing operations for the quarter ended September 30, 2003 was $1.9 million. When comparing this loss of $1.9 million to the $106,000 income for the same period in 2002, the majority of the difference is attributable to lower volume and incremental administration costs primarily related to stock-based compensation expense.

For the nine months ended September 30, 2003, net sales decreased by 4.1% to $162.1 million from $169.1 million for the same period in 2002. Gross profit margin in the first nine months of 2003 declined by 1.2% to 23.8% from 25.0% in the previous year. Selling, general and administrative expense as a percentage of net sales for the first nine months of 2003 was 26.0% compared to 24.5% for the same period last year. The current year to date period includes additional expense related to stock-based compensation of $3.1 million and real estate transaction costs associated with a purchase of real estate in the amount of $530,000. Excluding these stock-based compensation and real estate transaction expenses in the first nine months of 2003, the selling, general and administrative expense as a percentage of net sales was 23.8%, which is 0.7% lower than last year. Lower interest expense of $1.0 million in the first nine months of 2003 compared to $1.6 million last year was due to lower debt levels. As a result, loss from continuing operations for the nine months ended September 30, 2003 was $6.1 million compared to a loss of $830,000 for the same period last year.

Brandon Wang, Chairman, said: “As anticipated, market conditions continued to be challenging in the third quarter. The third quarter presented some signs of improvement over the second quarter as net sales and gross margins increased slightly. However competitive market pressures are hindering profit recovery. The Company will be faced with similar market conditions in the fourth quarter as we expect pricing pressures and higher advertising and promotional costs in some of our markets. This situation will continue to offset efforts to substantially improve profit performance. The Company is making every effort to improve its financial performance under these difficult market conditions”.

DSG International Limited and its predecessors have been in the business of manufacturing and distributing disposable diapers since 1973. With manufacturing plants in Wisconsin, Ohio and Washington, the Company also maintains manufacturing operations in Hong Kong, Great Britain, China, Thailand, Indonesia and Malaysia. Additionally, the Company distributes its products throughout Asia, North America and Europe. The Company produces private label disposable diapers, adult incontinence products and training pants at certain of its operations. Its best selling brands include “Fitti®”, “Pet Pet®”, “Cosies®”, “Cosifits®”, “Baby Love®”, “Babyjoy®”, “Lullaby®”, “Cares®”, “Cuddles®”, “Super Fan-nies®”, “Dispo 123™”, “Handy™”, “Certainty®”, “Merit®” and “Drypers®”.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995

This news release may contain forward-looking statements or predictions. These statements represent our judgment as of this date and are subject to risks and uncertainties that could cause actual results or events to differ materially from those expressed in such forward-looking statements. Potential risks and uncertainties are discussed in depth in DSG International Limited filings with the SEC, copies of which may be accessed through the SEC’s World Wide Web site at http://www.sec.gov.

December 5, 2003

STATEMENTS OF OPERATIONS

(In thousands, except earnings per share)

The Statements of Operations for the three-month and nine-month periods ended September 30, 2003 and 2002 are derived from unaudited financial statements, which, in the opinion of the management, include all necessary adjustments, consisting only of normally recurring adjustments, for a fair presentation of the results of operations for these time frames. The results for the periods, however, are not necessarily indicative of the results for the full year.

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net sales	$53,445	$57,719	$162,148	$169,092

Gross profit	12,738	14,586	38,564	42,350
Gain (loss) on sale of property, plant and equipment	15	(12)	(36)	233
Selling, general and administrative expense	(13,704)	(13,643)	(42,155)	(41,415)
Restructuring costs	—	50	—	(150)
Loss on asset impairment	—	(160)	—	(160)

Operating income (loss)	(951)	821	(3,627)	858
Interest expense	(340)	(474)	(1,036)	(1,575)
Exchange gain (loss)	(226)	(102)	425	305
Other income	185	101	410	187

Income (loss) from continuing operations before income taxes	(1,332)	346	(3,828)	(225)
(Provision) credit for income taxes	(351)	(107)	(1,394)	369
Minority interest	(235)	(133)	(925)	(974)

Income (loss) from continuing operations	(1,918)	106	(6,147)	(830)
Discontinued operations
Income from discontinued operations before taxes	—	922	—	3,012
Provision for income taxes	—	(141)	—	(473)

Income from discontinued operations	—	781	—	2,539

Net income (loss)	$(1,918)	$887	$(6,147)	$1,709

Earnings (losses) per share:
Basic	$(0.30)	$0.13	$(0.91)	$0.24

Diluted	$(0.30)	$0.13	$(0.91)	$0.24

Weighted average number of shares outstanding:
Basic	6,500	6,989	6,767	6,989

Diluted*	7,870	6,989	7,751	6,989

*	The restricted shares and stock options outstanding at September 30, 2003 have not been included in the computation of diluted earnings per share because to do so would be anti-dilutive for the three months and nine months ended September 30, 2003.

STATEMENTS OF COMPREHENSIVE INCOME

(Dollars in thousands, unaudited)

	Three months ended September 30,		Nine months ended September 30,
	2003	2002	2003	2002
Net income (loss)	$(1,918)	$887	$(6,147)	$1,709
Other comprehensive income (loss)
Foreign currency translation adjustments	567	(866)	871	(44)

Comprehensive income (loss)	$(1,351)	$21	$(5,276)	$1,665

BALANCE SHEET DATA

(Dollars in thousands, unaudited)

	September 30, 2003	December 31, 2002
Working capital	$8,029	$27,956
Total assets	120,388	129,867
Long-term debt	6,222	9,197
Shareholders’ equity	54,461	59,032

At September 30, 2003 the Company had cash totaling $15.4 million.

Included as Exhibits to this Third Quarter Report

Exhibit

32.1	Certification by Brandon Wang pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

32.2	Certification by Edmund J. Schwartz pursuant to 18 U.S.C. Section 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act of 2002

5